
May 28, 2013

<u>Via E-mail</u>
Robert J. Sharp
Chief Executive Officer
Sharp Performance, Inc.
12 Fox Run
Sherman, Connecticut 06784-1741

> **Re:** **Sharp Performance, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed October 4, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **and Fiscal Quarter Ended December 31, 2012**
> **Filed February 9, 2013**
> **File No. 333-162072**

Dear Mr. Sharp:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

General

1. The report should contain the numbers and captions of all items of Form 10-K, the form prescribed by the Commission for annual reports. Also, unless expressly provided otherwise, if any item is inapplicable or the answer thereto is negative, an appropriate statement to that effect should be made. Please revise to use the form prescribed for annual reports as in effect on the date of filing. Please refer to Exchange Act Rule 12b-13.

2. Please disclose the conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls

and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 307 of Regulation S-K.

3. Please provide a report of management on your internal control over financial reporting as required by Item 308(a) of Regulation S-K or, if applicable, provide the statement set forth in Instruction I to Item 308 of Regulation S-K. In addition, please disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 307(c) of Regulation S-K.

Item 1B. Risk Factors, page 7

4. In light of the disclosure regarding disclosure controls and procedures in your quarterly reports, please revise this section to provide a risk factor to alert investors to your ineffective controls and procedures. The risk factor should disclose all material risks resulting from these circumstances. In this regard, consider addressing the risk to the Company if it is unable to adequately correct any material weaknesses in its internal controls and procedures. Alternatively, if you have determined that a risk factor is unnecessary, tell us the basis for your conclusion.

Item 15. Signatures, page 20

5. The report should also be signed by the registrant, and also on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Please revise to provide the required signatures. Refer to General Instruction D(2) and the "Signatures" section of Form 10-K.

Item 16. Exhibit Index, page 20

6. We note that the index includes a reference to Exhibit 23.1A, consent of Li & Company, PC. We also note that you did not file the consent of Li & Company, PC. Please note that since the financial statements in Form 10-K for the fiscal year ended June 30, 2012 are not incorporated by reference in a previously filed registration statement, an auditor's consent is not required. Please revise to remove the exhibit from the index.

Form 10-Q for the Fiscal Quarter Ended December 31, 2012 and Fiscal Quarter Ended
September 30, 2012

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

7. Exchange Act Rule 13a-15(b) or 15d-15(b) requires that management evaluate, with the
    participation of the principal executive and principal financial officers, the effectiveness of
    disclosure controls and procedure as of the end of each fiscal quarter. Please revise to
    disclose that your principal executive and financial officer participated in the evaluation.
    Also, disclosure controls and procedures are defined in Exchange Act Rules 13a - 15(e) and
    15d - 15(e). Please revise your citation to reference Exchange Act Rule 13a-15(e) rather than
    Exchange Act Rule 13a-15(c).

Changes in Internal Control over Financial Reporting

8. You disclose that there were no changes in your internal control over financial reporting,
    other than those stated above, during your most recent quarter that have materially affected,
    or are reasonably likely to materially affect your internal control over financial reporting.
    Please tell us where the disclosure regarding changes in internal control is located or revise to
    disclose the changes in internal control over financial reporting to which you refer.

Exhibits

9. We note that Exhibit 32.1 filed pursuant to Item 601(b)(32) of Regulation S-K for the quarter
    ended December 31, 2012 references Form 10-Q for the quarterly period ended September
    30, 2012. Please revise to reference the correct quarterly report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief